Exhibit 6.27

FORBEARANCE AGREEMENT

This Forbearance Agreement (this “Agreement”) is made effective as of the 1st day of March, 2017 (the “Effective Date”), between Revitalizing Auto Communities Environmental Response Trust (“RACER”) and Elio Motors, Inc. (“Elio”).

RECITALS

A.         Racer Properties LLC, an affiliate of RACER, and Elio are parties to that certain Purchase and Sale Agreement dated February 28, 2013 (the “PSA”).  In connection with the PSA, Elio, as the maker, and RACER, as the holder, entered into that certain Promissory Note dated February 28, 2013, as amended by that certain First Amendment to Promissory Note dated March 17, 2015 (the “Note”), whereby RACER made a loan to Elio in the original principal amount of $23,000,000.

B.          As of the Effective Date, Elio has failed to pay to RACER in full the September 2016, October 2016, November 2016, December 2016, January 2017, February 2017, March 2017, and April 2017 payments due under the Note, and Elio anticipates that it will fail to pay to RACER in full the May 2017 payment due under the Note.

AGREEMENT

NOW THEREFORE, in consideration of the mutual promises set forth in this Agreement and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1.          Incorporation of Recitals.  The foregoing Recitals are incorporated as though fully set forth herein.

2.          Forbearance.  Subject to the terms and conditions of this Agreement and provided that Elio is not in default hereunder or in connection with any other term or condition of the Note, PSA or any related agreements, RACER agrees to forebear exercising its rights under the Note and applicable law from September 1, 2016 through May 31, 2017 (the “Forbearance Period”), provided that Elio pay to RACER an administrative fee in the amount of Ten Thousand Dollars ($10,000) by certified check or electronic funds transfer on or before April 18, 2017.    Provided that Elio is not in default hereunder or in connection with any other term or condition of the Note, PSA or any related agreements, Elio may request that RACER extend the Forbearance Period for one (1) month by providing written notice to RACER no later than May 15, 2017.  Any extension of the Forbearance Period will be at RACER’s sole discretion and will be subject to additional payments of administrative fees by Elio to RACER.  Interest will continue to accrue during the Forbearance Period (and any extension thereof, if applicable) as set forth in the Note.  Upon the conclusion of the Forbearance Period, Elio will pay RACER all amounts due and owing, including interest accrued.  In the event that Elio defaults hereunder or in connection with any other term or condition of the Note, PSA or any related agreements, the Forbearance Period shall immediately terminate and all amounts owed to RACER will become immediately due and payable.

3.          Refinancing.  As of the Effective Date, Elio shall promptly commence and diligently pursue refinancing the Note and shall provide RACER with a written update detailing its progress in finding a replacement lender every ninety (90) days after the Effective Date.  If Elio obtains a commitment for financing substantially similar to the financing under the Note (the “Replacement Financing”) as determined by RACER in its sole discretion, Elio shall promptly enter into such Replacement Financing and, simultaneously with the receipt by Elio of the Replacement Financing, pay the outstanding balance under the Note in full.

4.          No Modification of the Note.  Other than the modifications set forth herein, nothing in this Agreement shall be deemed to modify, reduce or effect Elio’s obligations under the Note.

5.          Amendments.  No provision of this Agreement may be amended or modified unless the parties consent thereto in writing.

6.          Further Assurances.  The parties agree to execute any and all additional documents that may reasonably be required in order to evidence, secure or carry out the agreements and undertakings set forth in this Agreement.

7.          Counterparts.  This Agreement may be executed in multiple counterparts and by facsimile or other electronic signatures, each of which shall constitute a duplicate original, but all of which together shall constitute one and the same instrument.

8.          Applicable Law.  This Agreement is executed in and shall be construed under and governed by the laws of the State of Louisiana, without regard to conflict of laws principles.

9.          Successors and Assigns.  This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

10.       Costs of Enforcement.  In the event that any party to this Agreement commences any legal action to enforce its rights hereunder as a result of the breach of this Agreement by other party, the prevailing party in such action shall be entitled to recovery all of its costs and expenses in connection therewith, including all reasonable legal fees and costs.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have signed this Agreement as of the Effective Date.

REVITALIZING AUTO COMMUNITIES
ENVIRONMENTAL RESPONSE TRUST

By: EPLET, LLC, acting solely in its capacity
as Administrative Trustee of Revitalizing Auto
Communities Environmental Response Trust

By:	/s/ Elliott P. Laws
ELLIOTT P. LAWS, not individually,
but acting solely in his capacity
as Managing Member

ELIO MOTORS, INC.

By:	/s/ Paul Elio

Its:	CEO